                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)


                               RIDDELL SPORTS INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   765670-10-4
                                 (CUSIP Number)


                               Lisa Marroni, Esq.
                               RIDDELL SPORTS INC.
                            900 THIRD AVE - FLOOR 27
                            NEW YORK, NEW YORK 10022
                                 (212) 826-4300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 25, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


     IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX: ( )

                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   M.L.C. PARTNERS LIMITED PARTNERSHIP
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  13-3507237
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER              43,750
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER            NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER         830,281
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER       NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           830,281
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.1%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           PN
----------------------------------------------------------------------------



                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS    ROBERT HOLDINGS, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-2991917
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------

    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE

    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        830,281
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           830,281
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        9.1%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------



                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   QEN, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-2826611
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             50,000

    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        50,000
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           50,000
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           LESS THAN 1%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   ROBERT NEDERLANDER
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                              ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             5,264,137
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,643,737
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,264,137
----------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        52.4%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------



                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   R.E.R. CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-276-7825
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP:    (a)  (X)
                                                                 (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------

 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        529,364
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           529,364
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       5.8%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------




                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JOHN MCCONNAUGHY, JR.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        714,308
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           714,308
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      7.8%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------



                                       13D

CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JEMC CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)

                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        529,364
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           529,364
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      5.8%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------



                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   DAVID MAUER
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE

   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        361,525
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           361,525
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       3.9%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------



                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   DAN COUGILL
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        92,677
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           92,677
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )

----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.0%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------



                                       13D
CUSIP NO. 765670-10-4

----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LENNY CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   13-3970019
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC, OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        966,443
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           966,443
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      10.6%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------



                                       13D

CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LEONARD TOBOROFF, P.C. DEFINED
                                          BENEFIT PLAN
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE

   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        118,611
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           118,611
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.3%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           OO
----------------------------------------------------------------------------



                                       13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LEONARD TOBOROFF
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------

    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,342,003
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,342,003
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       14.7%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------



                                       13D
CUSIP NO. 765670-10-4

----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JEFFREY G. WEBB
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,109,887
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,109,887
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       11.8%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------




     This Amendment No. 4 amends the Schedule 13D filed on February 15, 1994 and amended on August 9, 1995, May 10, 1996 and June 26, 1997 (the "Schedule 13D") by M.L.C. Partners Limited Partnership, a Delaware limited partnership ("MLC") and its three general partners, Robert Holdings, Inc., a Michigan corporation ("Robert Holdings"), Lenny Corp., a Delaware corporation ("Lenny Corp.") and Financial Trustees, Inc., a Florida corporation ("FTI"), and also, QEN, Inc., a Michigan corporation ("QEN"), Robert E. Nederlander ("Nederlander") and John McConnaughy, Jr. ("McConnaughy"), relating to the common stock (the "Common Stock"), par value $.01 per share (the "Shares"), of Riddell Sports Inc. (the "Company").

Item 2. Identity and Background.

     Item 2 is hereby amended and supplemented as follows:

     This Statement is being filed by MLC, its general partner, Robert Holdings, and also Lenny Corp, Leonard Toboroff, P.C., Defined Benefit Plan, a pension plan intended to be qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended ("Benefit Plan"), JEMC Corp., a Delaware corporation ("JEMC"), QEN, R.E.R. Corp., a Michigan corporation ("RER"), Nederlander, McConnaughy, Leonard Toboroff ("Toboroff"), David Mauer

("Mauer"), Dan Cougill ("Cougill") and Jeffrey Webb ("Webb"). MLC, Robert Holdings, RER, Lenny Corp., Benefit Plan, JEMC, QEN, Nederlander, McConnaughy, Toboroff, Mauer and Cougill are hereinafter sometimes collectively referred to as the "Original Reporting Persons" and collectively with Webb, the "Reporting Persons."


     The names, business address, present principal occupation or employment and address of any corporation or organization in which such employment is conducted, of the executive officers and directors and controlling stockholders of Robert Holdings, Lenny Corp., Benefit Plan, RER, JEMC and QEN are set forth on Schedule A, B, C, D, E and F, attached hereto, respectively.

     None of the Reporting Persons, and to the knowledge of the Reporting Persons, the persons set forth on Schedules A through F, attached hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other
        Consideration.

     Item 3 is hereby amended as follows:

     This report reflects the vesting of 3,750 Shares underlying certain options granted to Mr. Cougill pursuant to the Company's 1991 Stock Option Plan, and 347,760 Shares underlying certain options granted to Mr. Webb under the Company's 1997 Stock Option Plan more fully described in Item 4, which options are either exercisable currently and have not previously been reported on
Schedule 13D or are exercisable within 60 days of this Amendment No. 4, and therefore are deemed beneficially owned by such persons in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended. The options were granted as incentive for the continued services of such persons as officers and/or directors of the Company and no funds were required in exchange for the grant of such options.

     As described more fully below, this report also relates to an increase in Nederlander's beneficial ownership by 351,510 Shares resulting from the terms of a Stockholders Agreement, dated as of August 14, 1995, by and among Robert Nederlander, as voting trustee (the "Voting Trustee") under the Voting Trust Agreement dated as of May 29, 1991, by and among the Company and all of the stockholders of the Company listed on Schedule A thereto (the "Voting Trust Agreement"), Lenny Corp., a Delaware corporation, Leonard Toboroff, P.C. Defined Benefit Plan ("Benefit Plan"), Toboroff, Mauer, Cougill, RER and JEMC, pursuant to an amendment, dated June 26, 1997 (the "Amendment"), by and among the Reporting Persons. The Stockholders Agreement conveys voting control to Nederlander over Shares which are beneficially owned by Cougill, Mauer, McConnaughy and Toboroff and JEMC, Lenny Corp. and Benefit Plan and Webb.


Item 4

     Item 4 is hereby amended to provide as follows:

     This amendment to Schedule 13D is filed for the following reasons:

     Cougill and Webb are directors and/or officers of the Company who have received grants of stock options under the Company's 1991 Stock Option Plan and 1997 Stock Option Plan, respectively. As listed below, some of these options have recently vested in accordance with their terms, and such persons are deemed to beneficially own the shares of Common Stock underlying such options. The options owned by Cougill were granted September 28, 1995 and will become exercisable September 28, 1997. The options owned by Mr. Webb were granted on August 23, 1997 pursuant to the terms of Mr. Webb's Employment Agreement with the Company dated as of May 5, 1997 and become fully exercisable on August 23, 1997.

     Accordingly, this Amendment No. 4 amends the Schedule 13D to include the beneficial ownership by certain of the Reporting Persons of the following number of shares of Common Stock underlying options currently exercisable and not previously reported on this Schedule 13D or exercisable within 60 days:


Name                 Number of Shares             Exercise price per Share
----                 ----------------             ------------------------
Dan Cougill               3,750                            $3.375

Jeffrey Webb            347,760                             3.80

     In addition, pursuant to the voting agreement contained in the Stockholder's Agreement, Nederlander is deemed to beneficially own the 3,750 shares beneficially owned by Mr. Cougill and the 347,760 shares beneficially owned by Mr. Webb and reported herein, and Messrs. Cougill and Webb no longer have sole voting power with respect to those shares.

     As a result of the option vesting described above, the Reporting Persons beneficially own an aggregate of 5,264,137 Shares, representing 52.4% of the outstanding Common Stock. By virtue of the foregoing, the Reporting Persons may be deemed to exercise control over the management and affairs of the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and reserve the right to acquire additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise, subject, in Webb's case, to applicable federal securities law limitations on sales of restricted securities. Any such actions will depend upon, among others, the availability of shares of Common Stock for purchase at satisfactory price levels; the continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and other future developments.

     Except as otherwise set forth above in this Item 4, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Items 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

     (a) Based on the most recent publicly available filing with the

Securities and Exchange Commission there are 9,054,154 Shares of Common Stock issued and outstanding. MLC is the direct beneficial owner of 830,281 Shares (all of which are subject to the Voting Trust), representing 9.1% of the outstanding Shares of Common Stock. Robert Holdings may be deemed to beneficially own 830,281 Shares as it is the general partner of MLC.

     Nederlander beneficially owns (i) individually and as controlling stockholder of Robert Holdings, RER and QEN, 1,643,737 Shares (of which 983,123 are subject to the Voting Trust) and (ii) an additional 3,620,400 Shares, as voting trustee under the Voting Trust and pursuant to the Stockholders' Agreement, (5,264,137 Shares in the aggregate), representing 52.4% of the currently issued and outstanding Shares of Common Stock.

     Cougill beneficially owns 92,677 Shares, representing 1% of the currently issued and outstanding Shares of Common Stock.

     Webb beneficially owns 1,109,887 Shares of Common Stock, representing 11.4% of the currently issued and outstanding shares of Common Stock, all of which are subject to the Stockholders' Agreement; Webb has sole dispositive power with respect to such Shares.

     (b) Nederlander, pursuant to the Voting Trust has sole power to vote all of the Shares owned by MLC (other than 43,750 Shares underlying a Warrant that are currently exercisable) and all of the Shares subject to the Voting Trust owned by Nederlander and McConnaughy (as set forth in Item 5(a) above).

     Pursuant to the Stockholders' Agreement the Reporting Persons have agreed to vote those Shares beneficially owned by them, and not subject to the Voting Trust, as Nederlander, as the voting trustee under the Voting Trust, votes the Shares held pursuant to the Voting Trust and (i) in favor of Webb and a designee of Webb as directors of the Company and (ii) in favor of the Riddell Sports Inc. 1997 Stock Option Plan (heretofore approved). As a result thereof, Nederlander has sole voting power of all of the Shares of Common Stock currently held by the Reporting Persons pursuant to the Stockholders' Agreement (5,264,137 Shares in the aggregate).

     (c) None.

     (d) None.


Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

        No Change.

Item 7. Material to be Filed as Exhibits.

        None


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                   M.L.C. PARTNERS LIMITED
                                     PARTNERSHIP

                                   By:  Robert Holdings, Inc.
                                        its General Partner

                                   by:  /s/ Robert E. Nederlander
                                        Robert E. Nederlander
                                        President




                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                        ROBERT HOLDINGS, INC.

                                   By:  /s/ Robert E. Nederlander
                                        Robert E. Nederlander
                                        President





                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                         R.E.R. CORP.

                                   By:  /s/ Robert E. Nederlander
                                        Robert E. Nederlander
                                        President




                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                        QEN, INC.

                                   By:  /s/ Robert E. Nederlander
                                        Robert E. Nederlander
                                        President




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                   /s/  Robert E. Nederlander
                                        Robert E. Nederlander





                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                        JEMC CORP.

                                   By:  /s/ John McConnaughy, Jr.
                                        John McConnaughy, Jr.
                                        President




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                   /s/  John McConnaughy, Jr.
                                        John McConnaughy, Jr.




                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                   LENNY CORP.

                                   By:  /s/ Leonard Toboroff
                                        Leonard Toboroff
                                        President





                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                        LEONARD TOBOROFF, P.C.
                                        DEFINED BENEFIT PLAN

                                   By:  /s/ Leonard Toboroff
                                        Leonard Toboroff
                                        Trustee



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                        /s/  Leonard Toboroff
                                             Leonard Toboroff



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                        /s/  David Mauer
                                             David Mauer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                        /s/  Dan Cougill
                                             Dan Cougill





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 1997

                                        /s/  Jeffrey G. Webb
                                             Jeffrey G. Webb





                                   Schedule A

            DIRECTORS AND EXECUTIVE OFFICERS OF ROBERT HOLDINGS, INC.

Name and                                        Position/Present Principal
Business Address                                Occupation or Employment
----------------                                --------------------------
Robert E. Nederlander                           President,
c/o Robert Nederlander                          Chief Executive Officer and
810 Seventh Avenue                              Chief Financial Officer
New York, NY  10019
                                                Principal Occupation --
                                                President of Nederlander
                                                Organization, Inc., which
                                                is engaged in the
                                                theatrical business.

                                                Mr. Nederlander is a United
                                                States citizen.





                                   Schedule B

                 DIRECTORS AND EXECUTIVE OFFICERS OF LENNY CORP.

Name and                                        Position/Present Principal
Business Address                                Occupation or Employment
----------------                                --------------------------
Leonard Toboroff                                President and Chief
c/o The Corporation Trust                       Executive Officer.
     Company
1209 Orange Street                              Principal Occupation -
Wilmington, Delaware 19801                      investing.

                                                Mr. Toboroff is a United
                                                States citizen.





                                   Schedule C

             TRUSTEE OF LEONARD TOBOROFF, P.C. DEFINED BENEFIT PLAN

Name and                                        Position/Present Principal
Business Address                                Occupation or Employment
----------------                                --------------------------
Leonard Toboroff                                Trustee
1125 Fifth Avenue
New York, New York  10029                       Principal Occupation --
                                                investing.

                                                Mr. Toboroff is a United
                                                States citizen.





                                   Schedule D

                 DIRECTORS AND EXECUTIVE OFFICERS OF R.E.R CORP.

Name and                                        Position/Present Principal
Business Address                                Occupation or Employment
----------------                                --------------------------
Robert E. Nederlander                           President,
c/o Robert Nederlander                          Chief Executive Officer and
810 Seventh Avenue                              Chief Financial Officer
New York, NY  10019
                                                Principal Occupation --
                                                President of Nederlander
                                                Organization, Inc., which
                                                is engaged in the
                                                theatrical business.

                                                Mr. Nederlander is a United
                                                States citizen.

                                   Schedule E

                 DIRECTORS AND EXECUTIVE OFFICERS OF JEMC CORP.

Name and                                       Position/Present Principal
Business Address                               Occupation or Employment
----------------                               --------------------------
John McConnaughy, Jr.                          President and Chief
1001 High Ridge Road                           Executive Officer.
Stamford, CT  06905
                                               Principal Occupation - investing.

                                               Mr. McConnaughy is a United
                                               States citizen.





                                   Schedule F

                  DIRECTORS AND EXECUTIVE OFFICERS OF QEN, INC.

Name and                                       Position/Present Principal
Business Address                               Occupation or Employment
----------------                               --------------------------
Robert E. Nederlander                          President;
c/o Robert Nederlander                         Chief Executive Officer and
810 Seventh Avenue                             Chief Financial Officer.
New York, NY  10019
                                               Principal Occupation --
                                               President of Nederlander
                                               Organization, Inc., which
                                               is engaged in the
                                               theatrical business.

                                               Mr. Nederlander is a United
                                               States citizen.